Ex. (a)(5)

FRANKLIN LIMITED DURATION INCOME TRUST ANNOUNCES EXPIRATION OF TENDER OFFER

From	Franklin Advisers, Inc.
Contact	Franklin Templeton Fund Information
Telephone	(800) 342-5236

San Mateo, CA, March 3, 2017 — Franklin Limited Duration Income Trust [NYSE MKT:FTF], a closed-end investment company managed by Franklin Advisers, Inc., announced today the preliminary results of its tender offer for up to 3,988,963 of its common shares, representing up to 15 percent of its issued and outstanding common shares, each without par value.
The offer expired at 11:59 p.m. Eastern Standard Time, on Friday, March 3, 2017. Based on current information, approximately 13,660,388.983 common shares, or approximately 51% of the Fund's common shares outstanding, were tendered through the expiration date. This total includes shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeded 3,988,963 shares, the relative number of shares that will be purchased from each shareholder will be prorated based on the number of shares properly tendered. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.
The Fund expects to make cash payments for tendered and accepted shares at a price equal to 98 percent of the Fund's net asset value ("NAV") as of the close of regular trading on the New York Stock Exchange on March 6, 2017. Payment for shares tendered and accepted is expected to be sent to tendering shareholders within approximately 10 business days after the expiration date.
The Fund is a diversified closed-end fund. The Fund seeks to provide high, current income, with a secondary objective of capital appreciation to the extent possible and consistent with the Fund's primary objective, through a portfolio consisting primarily of high yield corporate bonds, floating rate corporate loans and mortgage- and other asset-backed securities. There is no assurance that the Fund will achieve its investment objectives.
The Fund has implemented a managed distribution policy whereby the Fund will make monthly distributions to common shareholders at an annual minimum fixed rate of 10 percent, based on the average monthly NAV of the Fund's common shares. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.
Other Information
To request a copy of the Fund's current Report to Shareholders, contact Franklin Templeton's Fund Information Department at 1-800/DIAL BEN® (1-800-342-5236) or visit franklintempleton.com. All investments involve risks, including possible loss of principal. Interest rate movements and mortgage prepayments will affect the Fund's share price and yield. Bond prices generally move in the opposite direction of interest rates. As the prices of bonds in the Fund adjust to a rise in interest rates, the Fund's share price may decline. Investments in lower-rated bonds include higher risk of default and loss of principal. The Fund is actively managed but there is no guarantee that the manager's investment decisions will produce the desired results. For portfolio management discussions, including information regarding the Fund's investment strategies, please view the most recent Annual or Semi-Annual Report to Shareholders which can be found at franklintempleton.com or sec.gov.

Unlike open-end funds (mutual funds), closed-end funds are not continuously offered. Closed-end funds trade on the secondary market through a national stock exchange at a price which may be above (a premium), but is often below (a discount) the net asset value (NAV) of the fund's portfolio, including during periods in which a fund's managed distribution is in effect. Unlike a mutual fund, the market price for a closed-end fund is based on supply and demand, not the fund's NAV.
Franklin Resources, Inc. [NYSE: BEN] is a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management to retail, institutional and sovereign wealth clients in over 170 countries. Through specialized teams, the company has expertise across all asset classes — including equity, fixed income, alternative and custom solutions. The company's more than 650 investment professionals are supported by its integrated, worldwide team of risk management professionals and global trading desk network. With offices in over 30 countries, the California-based company has 70 years of investment experience and over $728 billion in assets under management as of January 31, 2017. For more information, please visit franklintempleton.com.

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